14049535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADE FINANCIAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17TH STREET, SUITE 950
(No. and Street)

DENVER	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN VAN SANT 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24
AB 3/26

OATH OR AFFIRMATION

I, JOHN VAN SANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADE FINANCIAL MANAGEMENT, INC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Van Sant
Signature

President
Title

Misty Oxford
Notary Public

MISTY OXFORD NOTARY PUBLIC STATE OF COLORADO My Commission Expires: October 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

WJB & Co., P.C.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

Independent Auditors' Report........ 1

Financial Statements

- Statement of Financial Condition........ 3
- Statement of Operations........ 4
- Statement of Changes in Stockholders' Equity........ 5
- Statement of Cash Flows........ 6

Notes to Financial Statements........ 7

Supplementary Schedule I - Computation of Net Capital........ 12

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation........ 13

SIPC General Assessment Reconciliation Form SIPC-7........ 15

Independent Auditors' Report on Internal Control........ 17

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC
Denver, CO

Report on the Financial Statements
We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, (the Company) as of December 31, 2013, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 22, 2014

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$	173,216
Cash deposits with clearing organization		50,000
Commissions receivable		161,911
Accounts receivable		1,523
Employee advances		73,107
Prepaid expenses		42,101
Total current assets		501,858
FURNITURE AND EQUIPMENT		113,438
Less: Accumulated depreciation		(81,416)
Furniture and equipment, net		32,022
OTHER ASSETS		
Cash surrender value of life insurance policy		54,331
Security deposit		25,503
Goodwill		1,633
Total other assets		81,467
TOTAL ASSETS	$	615,347

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	121,375
Commissions payable		117,546
Total current liabilities		238,921
LONG TERM LIABILITIES		
Deferred rent payable		51,380
Capital lease obligation		9,346
Total long term liabilities		60,726
Total liabilities		299,647
STOCKHOLDERS' EQUITY		
Common stock, no par value; 50,000 shares authorized, 285 shares issued and outstanding		170,678
Additional paid-in capital		120,814
Retained earnings		24,208
Total stockholders' equity		315,700
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	615,347

See Independent Auditors' Report and Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE	
Investment advisory fees	$ 1,746,584
Commissions	727,004
Alternative investment fees	536,498
Insurance fees	102,116
Overrides and rebates	100,641
Total revenue	3,212,843
OPERATING EXPENSES	
Investment consulting expenses	1,084,110
Employee compensation and benefits	833,374
Commissions	744,820
Rent	212,887
Technology services	90,837
Legal and professional fees	80,542
Marketing and business development	44,764
Licensing and registration fees	33,985
Travel	30,930
Telephone and internet	20,742
Parking	20,598
Office	22,211
Insurance	11,201
Depreciation and amortization	9,329
Dues and subscriptions	5,710
Other operating expenses	5,093
Total expenses	3,251,133
NET OPERATING LOSS	$ (38,290)
OTHER INCOME (EXPENSE)	
Interest income	1,987
Charitable contributions	(1,110)
Interest expense	(822)
Loss on disposal of assets	(244)
Total other expenses	(189)
NET LOSS	$ (38,479)

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

STOCKHOLDERS' EQUITY, JANUARY 1	$	354,179
Net income		(38,479)
STOCKHOLDERS' EQUITY, DECEMBER 31	$	315,700

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES	
Net loss	$ (38,479)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	9,329
Non-cash disposition of fixed asset	244
Increase in commissions receivable	(110,328)
Decrease in accounts receivable	6,129
Decrease in employee advances	13,286
Decrease in prepaid expenses	10,681
Increase in cash surrender value of life insurance policy	(13,671)
Increase in security deposit	(450)
Increase in accounts payable and accrued expenses	30,914
Increase in commissions payable	44,238
Decrease in deferred rent payable	(2,035)
Increase in capital lease obligation	9,346
Net cash used in operating activities	(40,796)
INVESTING ACTIVITIES	
Purchases of furniture and equipment	(21,162)
Net cash used in investing activities	(21,162)
NET DECREASE IN CASH	(61,958)
CASH AT BEGINNING OF YEAR	235,174
CASH AT END OF YEAR	$ 173,216
SUPPLEMENTAL DISCLOSURE	
Interest paid	822

See Independent Auditors' Report and
Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Cascade Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 19, 2002. The Company has offices in Colorado, Florida, Idaho, Missouri and Montana, and was incorporated as a Colorado corporation in 2002.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory and financial and insurance planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned, single member limited liability company ("LLC") subsidiary, CFMI Insurance Agency, LLC. All material intercompany balances and transactions are eliminated in consolidation. See Note 8 for further discussion.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Alternative investment fees is brokerage revenue derived from private placement commissions, primarily from non-publicly traded real estate investment trusts, business development corporations, limited partnerships and managed futures funds. These fees are received as the placement is made and are recognized at the time of placement.

Depreciation and Amortization

Depreciation is calculated on a straight-line basis using estimated useful lives of three to seven years. Amortization is calculated on a straight-line basis using estimated useful lives of five to fifteen years.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Income Taxes

The Company files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to examination by federal, state and local tax authorities for years prior to 2010.

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities as well as operating loss carry forwards. Deferred income tax assets or liabilities are classified as current or non-current based on the expected date of realization. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset may not be fully realized. At December 31, 2013 the Company had an estimated deferred tax asset resulting from a net operating loss carry forward expiring 2033 that amounted to approximately $9,600 with a valuation allowance of $9,600.

3. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived when the Company, acting as an agent, buys and sells securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as a reduction in the payable to customers. As of December 31, 2013, the Company had commissions receivable of $161,911 and commissions payable of $117,546.

4. CASH DEPOSITS WITH CLEARING ORGANIZATION

The Company clears its customer transactions through a broker-dealer that is independent of the Company. The Company is contractually obligated to maintain deposits with the clearing organization. As of December 31, 2013, the Company had cash deposits of $50,000 with the clearing organization.

5. EMPLOYEE BENEFIT PLANS

Effective 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $17,500 for the year ended December 31, 2013.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's unpaid obligation as of December 31, 2013 was $41,366, which is to be paid before the Company's files its 2013 U.S. income tax return. The liability is reflected in accounts payable and accrued expenses on the Statement of Financial Condition. The expense is reflected in employee compensation and benefits on the Statement of Operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $81,780, which was $31,780 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 366.41% at December 31, 2013.

7. COMMITMENTS

The Company has an obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rentals for office space and equipment at December 31, 2013 are listed below:

Year ending December 31:	Amount
2014	84,595
2015	87,172
2016	89,748
2017	92,325
Thereafter	110,790
Total	$464,630

In June 2011, the Company moved its headquarters to new facilities, signing a 90 month lease. As incentive for the Company to relocate, the landlord provided free rent for the first eight months of occupancy. Beginning in June 2011, rent expense was recorded based on the total rental term of 90 months. Due to the free rent term, however, there was a difference in the expense recorded and the actual rent remitted. The difference between the expense and the rent remitted is recorded as deferred rent payable on the Statement of Financial Condition. As of December 31, 2013, deferred rent payable was $51,380.

Rent expense for the year ended December 31, 2013 was $212,887.

8. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC (the “Subsidiary”) is a wholly-owned subsidiary of the Company. The Subsidiary was formed on May 10, 2002 in order to sell insurance policies.

The following is a summary of the balance sheet of the Subsidiary as of December 31, 2013:

Assets	$	3,600
Liabilities		-
Member equity	$	3,600

The Subsidiary earned $3,600 of revenue and incurred no expenses during the year ended December 31, 2013.

All intercompany accounts have been eliminated from the financial statements.

The assets of the subsidiary are readily available for protection of the Company’s customers, broker-dealers and other creditors, as permitted by SEC Rule 15c3-1.

The Subsidiary is not a broker-dealer, thus, the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse nor assume direct or indirect obligations or liabilities of the Subsidiary. At December 31, 2013, the Subsidiary did not have any direct or indirect obligations or liabilities. In addition, revenue from the Subsidiary is an immaterial amount ($3,600). Revenue received from the Subsidiary is not included as a capital benefit and will not result in an increase or a decrease of the Company’s minimum net capital requirement

9. RELATED PARTY TRANSACTIONS

Total stockholders' compensation was $613,925 for the year ended December 31, 2013. This amount is included within employee compensation and benefits on the Statement of Operations.

The Company has a broker-dealer relationship with Holmes and Turner Financial Services ("HTFS"), a company that is owned in part by the Company's CEO. The Company incurred $73,793 of investment consulting expense to HTFS for the year ended December 31, 2013. This amount is included within investment consulting expenses on the Statement of Operations. As of December 31, 2013, the Company owed HTFS $6,048, which is included within accounts payable and accrued expenses on the Statement of Financial Condition.

For the year ended December 31, 2013, the Company incurred $36,000 of rent expense to Holmes and Turner, P.C. This amount is included within rent on the Statement of Operations.

10. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

11. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

CASCADE FINANCIAL MANAGEMENT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 315,700
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	(1,523)
Employee advances	(73,107)
Prepaid expenses	(42,101)
Furniture and equipment, net	(32,022)
Cash surrender value of life insurance policy	(54,331)
Security deposit	(25,503)
Goodwill	(1,633)
Other deductions and charges	(3,600)
Haircut on securities computed pursuant to 15c3-1(f)	(100)
NET CAPITAL	$ 81,780
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	121,375
Commissions payable	117,546
Deferred rent payable	51,380
Capital lease obligation	9,346
Total aggregate indebtedness	$ 299,647
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital	31,780
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	21,780
Percentage of aggregate indebtedness to net capital	366.41%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013)	
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 88,716
Audit adjustments:	
Increase in non-allowable prepaid expense	(5,900)
Decrease in stockholders' equity due to increase in expense	(1,036)
Net Capital as reported in the preceding calculation	$ 81,780

See Independent Auditors' Report

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Shareholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC
Denver, CO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 15 and 16 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no material differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

MVJB&Co., P.C.

Athens, Georgia
February 22, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053730 FINRA DEC
CASCADE FINANCIAL MANAGEMENT INC 17*17
950 17TH ST STE 950
DENVER CO 80202-2807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John VanSant 303-292-1121

2. A. General Assessment (item 2e from page 2) $ 2,456

B. Less payment made with SIPC-6 filed (exclude interest) (1,319)
8.28.13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,137

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,137

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,137

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Financial Management Inc.
(Name of Corporation, Partnership or other organization)

John VanSant
(Authorized Signature)

President
(Title)

Dated the 12 day of February, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,214,586
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
... Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,209,040
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	22,600
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 566	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 569	
Enter the greater of line (i) or (ii)	569
Total deductions	2,232,209
...IPC Net Operating Revenues	$ 982,377
... General Assessment @ .0025	$ 2,456 (to page 1, line 2.A.)

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

To the Shareholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC
Denver, CO

In planning and performing our audit of the financial statements and supplementary schedule of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC (the "Company"), as of and for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

OVJB&Co., P.C.

Athens, Georgia
February 22, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM